MAINSTAY FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 21st day of October 2013, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Cornerstone Capital Management Holdings LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated February 26, 2010, as amended (the “Agreement”); and

WHEREAS, the Manager and Subadvisor hereby wish to amend Schedule A of the Agreement to reflect the addition of MainStay Emerging Markets Opportunities Fund.

NOW, THEREFORE, the parties agree as follows:

(i) Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Kevin M. Bopp	By:	/s/ Stephen P. Fisher
Name:	Kevin M. Bopp	Name:	Stephen P. Fisher
Title:	Director & Associate	Title:	Senior Managing Director
General

CORNERSTONE CAPITAL MANAGEMENT HOLDINGS LLC

Attest:	/s/ James Capezzuto	By:	/s/ Andrew Wyatt
Name:	James Capezzuto	Name:	Andrew Wyatt
Title:	SVP	Title:	CEO

SCHEDULE A

(Revised as of October 21, 2013)

As compensation for services provided by Subadvisor with respect to each of the following Series the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to such Series equal to the following:

FUND	ANNUAL RATE
MainStay Balanced Fund*	0.350% on all assets up to $1 billion; 0.325% from $1 billion to $2 billion; and 0.300% in excess of $2 billion
MainStay Emerging Markets Opportunities Fund*	0.55% on all assets
MainStay S&P 500 Index Fund *	0.125% on all assets up to $1 billion; 0.1125% from $1 billion to $2 billion; 0.1075% from $2 billion to $3 billion; and 0.100% in excess of $3 billion
MainStay International Opportunities Fund* (Formerly 130/30 International Fund)	0.550% on all assets
MainStay U.S. Equity Opportunities Fund* (Formerly 130/30 Core Fund)	0.500% on all assets

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, the Manager has agreed to waive a portion of each Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class’ total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, Cornerstone Capital Management Holdings LLC, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.